July 22, 2013

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:	Citigroup Inc. (“Citi”)

Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)

Filed March 1, 2013

File No. 001-09924

Dear Ms. Ciboroski:

Enhancement of Citi’s disclosures is an objective that we share with the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and one that we consider in all of our filings. This letter sets forth the responses of Citi to the comments of the Staff contained in the Staff’s letter dated July 8, 2013.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

1.	In several locations in the Form 10-K you refer to business activities and offices in the Middle East, Africa and Latin America. Syria, Sudan and Cuba, countries located in those regions, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Citi does not have a physical presence or solicit business in Cuba, Sudan or Syria (the “Subject Countries”). Further, except as authorized by a general or specific license from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or through the processing of inadvertent transactions (each as discussed further below), Citi does not engage in or facilitate transactions with the Subject Countries. Moreover, Citi maintains a global enterprise-wide sanctions compliance program that is designed to identify and prevent Citi businesses from engaging in prohibited, sanctions-related activities with sanction-targeted countries, which include the Subject Countries. Citi’s program is implemented through various measures including, but not limited to, the blocking of property, the rejection of transactions, and the imposition of controls on commercial, financial and trade activities. These controls, in concert with Citi’s automated screening and other program elements, are reasonably designed to prevent Citi from engaging in relationships or transactions with sanctions targets.

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Acting pursuant to licenses issued by OFAC, Citi’s clients occasionally engage in authorized transactions involving the Subject Countries, which generally include the sale of agricultural commodities, medicine and medical devices or the provision of humanitarian aid (“OFAC-licensed activities”). Citi occasionally provides authorized financial services in connection with such OFAC-licensed activities. Additionally, through a specific license issued by OFAC, Citi’s overseas branches and subsidiaries are authorized to reject transactions involving the Subject Countries.

2.	Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Citi’s authorized transactions in connection with its clients’ OFAC-licensed activities are processed individually and OFAC does not require Citi to systematically record this information, individually or in the aggregate. Given the licensed nature of these activities, as well as the fact that these activities are not material to Citi (either individually or in the aggregate), Citi does not believe these activities constitute a material investment risk for Citi’s security holders or materially impact any proposed divestment activity.

With respect to inadvertent transactions, over the past three fiscal years, Citi participated in a small number of wire transfers, trade finance transactions and other comparable transactions involving the Subject Countries with an aggregate total value of approximately $1.1 million, all of which were disclosed to OFAC. Citi does not believe that this limited, immaterial and inadvertent activity constitutes a material investment risk for Citi’s security holders or has a material impact on any potential divestment activity.

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3.	We are aware of an article, published in September 2011 and cited in 2012 and 2013 reports prepared by the Congressional Research Service, stating that China Guangfa Bank, an entity part-owned by you, had a banking relationship as recently as 2009 with Korea Mining Development Trading Corporation (KOMID), the North Korean government’s main arms dealer. We also are aware of a 2006 article suggesting that you may have operational control of China Guangfa Bank. KOMID is included on the list of Specially Designated Nationals maintained by the Department of Treasury’s Office of Foreign Assets Control, for its role in North Korea’s proliferation of weapons of mass destruction. Both the referenced article and Treasury Department press releases identify KOMID as North Korea’s main exporter of goods and equipment related to ballistic missiles and conventional weapons, and as a supplier of arms to Iran and Syria. Iran and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please discuss for us your reported relationship with China Guangfa Bank and China Guangfa Bank’s reported relationship with KOMID, and the potential for the reported relationships to have an adverse impact upon your reputation and share value.

Citi currently owns a 20% stake in China Guangfa Bank (“CGB”) which it originally acquired in December 2006 as part of a consortium that included China Life Insurance Company Limited (“China Life”), State Grid Corporation of China (“State Grid”) and CITIC Trust & Investment Co., Ltd (“CITIC”), each of which also acquired a 20% stake, and IBM Credit LLC (“IBM”), which acquired a 4.74% stake.1 China Life, State Grid and CITIC are each owned by the Chinese government. Citi and IBM are the only two foreign investors in CGB.

In addition to Citi’s 20% minority interest in CGB, Citi has the right to appoint CGB’s Chairman and President and, through the office of the President, other senior officers of CGB. Citi also has the right to appoint 6 of CGB’s 17 Board members (including 1 independent director); however, Citi is prohibited from nominating a majority of the Board so long as Citi holds less than a majority stake in CGB (in the event the number of directors on CGB’s Board should ever change).

According to CGB’s 2012 annual report, China Life, State Grid and CITIC collectively own approximately 71.8% of the outstanding shares of CGB. Accordingly, Citi does not have operational control of CGB despite Citi’s rights referenced above.

Given that Citi does not control CGB, Citi’s ability to elicit information from GCB is limited. However, in response to inquiries made by Citi, CGB confirmed that it did not and currently does not have any banking relationship with KOMID, although it did acknowledge having previously had a banking relationship with Global Trading and Technology (“GTT”), a reported purchasing front for KOMID. CGB further confirmed that this banking relationship with GTT was closed in February 2010.

Based on the foregoing, Citi believes that neither its minority investment in CGB nor CGB’s previous banking relationship with GTT, which was terminated in 2010, pose a material risk to Citi’s reputation or share value.

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1 IBM’s stake was diluted to 3.68% when it opted not to participate in CGB’s 2010 rights offering.

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In connection with responding to the Staff’s comments, Citi acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citi may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin L. Thurm

Kevin L. Thurm

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